PRESS RELEASE
TSX: KGN
NYSE AMEX: KGN

KEEGAN ADDS EXPERIENCED MINE BUILDERS AND MINE FINANCIER
TO THE BOARD

Vancouver, BC, October 9, 2009 - Keegan Resources Inc. ("Keegan") is pleased to announce that Keith Minty, P.Eng, Maurice Tagami P.Eng and Marcel de Groot C.A were all appointed to the companys’ board of directors at the recent AGM held in Vancouver.

Mr. Minty and Mr. Tagami bring depth on the development and operations side of the mining business and reflect the advanced stage of the companys’ primary asset the Esaase gold project, located in southwest Ghana. Mr. Minty will serve as an independent director and as the chairman of the companys’ technical review committee. As previously announced Mr. Tagami will spearhead the company’s ongoing economic and engineering studies currently underway at Esaase.

Mr. Minty brings extensive Canadian and international experience in project financing, mine operations, supervision and engineering at open pit and underground operations in precious, base and platinum group metals and has been the recipient of the following awards “Mining Man of the Year” AwardÑ for outstanding achievement in the Canadian Mining IndustryÑ The Northern Miner- 2000. “Developer of the Year” AwardÑ for outstanding achievement in North Western Ontario - NWOPA - 2000. Mr. Minty is the Chief Operating Officer of Thani Dubai Mining Limited, a privately owned Dubai, U.A.E. based precious metals exploration company actively conducting metal resource developments in the Middle East and Africa.

Marcel de Groot, C.A also joins the board as an independent director. Mr. de Groot is a founder and President of Pathway Capital Ltd., a Vancouver based private venture capital corporation which invests in and provides strategic support to early stage private and public companies. Mr. de Groot is a graduate from the University of British Columbia with a Bachelor of Commerce degree and articled with Grant Thornton LLP where he obtained his Chartered Accountant designation.

Keegan would also like to announce the resignation of, and would like to thank Mark Orsmond, C.A., for his important contribution as a director in the growth of Keegan. Mr. Orsmond has accepted a position as a consultant to the company.

President and CEO Dan McCoy states: "We are very pleased with depth of experience and talent that our primary asset the Esaase Gold Project has been able to attract to our board. The additions of Messr. Minty, Tagami and de Groot provide considerable development and operation expertise to a strong board to execute the development and enhance the value of our assets. As a result of our continued exploration successes in conjunction with a highly motivated and experienced technical team we look forward to achieve on all our objectives in the coming months.. I look forward to working with our new board members to further the advancement of the Company.”

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase project (2.025 Moz indicated resources with an average grade of 1.5 g/t Au at a 0.6 g/t Au cutoff and 1.451 million ounces in an inferred category at an average grade of 1.6 g/t Au applying a 0.6 g/t Au cut-off for a total inferred and indicated resource of 3.476 Moz) as well as its Asumura gold project, both of which are located in Ghana, West Africa, a highly favorable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keega n is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX and the NYSE AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

Forward Looking and other Cautionary Information

Neither the TSX Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release. This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward -looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources This news release also uses the terms 'indicated resources' and 'inferred resources'. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.